                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 2)



                               CHYRON CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    171605108
                                 (CUSIP Number)


                                 Simon Mitchley
                         London Merchant Securities plc
                              33 Robert Adam Street
                             London W1U 3HR England
                                 44 20 7935 3555


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:
                                Sara Hanks, Esq.
                             Clifford Chance US LLP
                               31 West 52nd Street
                            New York, New York 10019
                                 (212) 878-8000



                                  June 29, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

CUSIP No. 171605108
          ---------                 13D

 -------------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                         London Merchant Securities plc
 -------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
 -------------------------------------------------------------------------------
   3.     SEC USE ONLY

 -------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS

                                 WC
 -------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
 -------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United Kingdom
--------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
   NUMBER OF
                                    0
     SHARES             --------------------------------------------------------
                        8.     SHARED VOTING POWER
  BENEFICIALLY
                                    7,906,649
    OWNED BY             -------------------------------------------------------
                        9.     SOLE DISPOSITIVE POWER
      EACH
                                    0
   REPORTING           ---------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
  PERSON WITH
                                    7,906,649
  ------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    7,906,649
 -------------------------------------------------------------------------------
  12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
 -------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    19.1%
 -------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                                    OO
 -------------------------------------------------------------------------------

CUSIP No. 171605108
         ----------                 13D

 -------------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            Lion Investments Limited
 -------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
 -------------------------------------------------------------------------------
   3.     SEC USE ONLY

 -------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS

                                 WC
 -------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
 -------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United Kingdom
--------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
   NUMBER OF
                                    0
     SHARES             --------------------------------------------------------
                        8.     SHARED VOTING POWER
  BENEFICIALLY
                                    381,634
    OWNED BY             -------------------------------------------------------
                        9.     SOLE DISPOSITIVE POWER
      EACH
                                    0
   REPORTING           ---------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
  PERSON WITH
                                    381,634
  ------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    381,634
 -------------------------------------------------------------------------------
  12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
 -------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    Less than 1%
 -------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                                    OO
 -------------------------------------------------------------------------------

CUSIP No. 171605108
          ---------                 13D

 -------------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                         Westpool Investment Trust plc
 -------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
 -------------------------------------------------------------------------------
   3.     SEC USE ONLY

 -------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS

                                 WC
 -------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
 -------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United Kingdom
--------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
   NUMBER OF
                                    0
     SHARES             --------------------------------------------------------
                        8.     SHARED VOTING POWER
  BENEFICIALLY
                                    3,809,624
    OWNED BY             -------------------------------------------------------
                        9.     SOLE DISPOSITIVE POWER
      EACH
                                    0
   REPORTING           ---------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
  PERSON WITH
                                    3,809,624
  ------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,809,624
 -------------------------------------------------------------------------------
  12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
 -------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    9.2%
 -------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                                    OO
 -------------------------------------------------------------------------------

CUSIP No. 171605108
          ---------                 13D

 -------------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                          LMS Tiger Investments Limited
 -------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
 -------------------------------------------------------------------------------
   3.     SEC USE ONLY

 -------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS

                                 WC
 -------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
 -------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United Kingdom
--------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
   NUMBER OF
                                    0
     SHARES             --------------------------------------------------------
                        8.     SHARED VOTING POWER
  BENEFICIALLY
                                    3,715,391
    OWNED BY             -------------------------------------------------------
                        9.     SOLE DISPOSITIVE POWER
      EACH
                                    0
   REPORTING           ---------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
  PERSON WITH
                                    3,715,391
  ------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,715,391
 -------------------------------------------------------------------------------
  12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
 -------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    9%
 -------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                                    OO
 -------------------------------------------------------------------------------

CUSIP No. 171605108
          ---------                 13D

 -------------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                              LMS Capital Limited
 -------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
 -------------------------------------------------------------------------------
   3.     SEC USE ONLY

 -------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS

                                 OO
 -------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
 -------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United Kingdom
--------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
   NUMBER OF
                                    0
     SHARES             --------------------------------------------------------
                        8.     SHARED VOTING POWER
  BENEFICIALLY
                                    7,906,649
    OWNED BY             -------------------------------------------------------
                        9.     SOLE DISPOSITIVE POWER
      EACH
                                    0
   REPORTING           ---------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
  PERSON WITH
                                    7,906,649
  ------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    7,906,649
 -------------------------------------------------------------------------------
  12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
 -------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    19.1%
 -------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                                    OO
 -------------------------------------------------------------------------------

CUSIP No. 171605108
          ---------                 13D

 -------------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                      The Weber Family Trust dated 1/6/89
 -------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
 -------------------------------------------------------------------------------
   3.     SEC USE ONLY

 -------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS

                                 PF
 -------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
 -------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                 California
--------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
   NUMBER OF
                                    229,298
     SHARES             --------------------------------------------------------
                        8.     SHARED VOTING POWER
  BENEFICIALLY
                                    0
    OWNED BY             -------------------------------------------------------
                        9.     SOLE DISPOSITIVE POWER
      EACH
                                    229,298
   REPORTING           ---------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
  PERSON WITH
                                    0
  ------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    229,298
 -------------------------------------------------------------------------------
  12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
 -------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    Less than 1%
 -------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                                    OO
 -------------------------------------------------------------------------------

CUSIP No. 171605108
          ---------                 13D

 -------------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                Eugene M. Weber
 -------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
 -------------------------------------------------------------------------------
   3.     SEC USE ONLY

 -------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS

                                 PF
 -------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
 -------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
--------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
   NUMBER OF
                                    64,999
     SHARES             --------------------------------------------------------
                        8.     SHARED VOTING POWER
  BENEFICIALLY
                                    0
    OWNED BY             -------------------------------------------------------
                        9.     SOLE DISPOSITIVE POWER
      EACH
                                    64,999
   REPORTING           ---------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
  PERSON WITH
                                    0
  ------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    64,999
 -------------------------------------------------------------------------------
  12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
 -------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    Less than 1%
 -------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                                    IN
 -------------------------------------------------------------------------------

CUSIP No. 171605108
          ---------                 13D

 -------------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                Angela G. Weber
 -------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
 -------------------------------------------------------------------------------
   3.     SEC USE ONLY

 -------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS

                                 PF
 -------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
 -------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
--------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
   NUMBER OF
                                    0
     SHARES             --------------------------------------------------------
                        8.     SHARED VOTING POWER
  BENEFICIALLY
                                    0
    OWNED BY             -------------------------------------------------------
                        9.     SOLE DISPOSITIVE POWER
      EACH
                                    0
   REPORTING           ---------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
  PERSON WITH
                                    0
  ------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    0
 -------------------------------------------------------------------------------
  12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
 -------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    0%
 -------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                                    IN
 -------------------------------------------------------------------------------

CUSIP No. 171605108
          ---------                 13D

 -------------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                Angela S. Weber
 -------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
 -------------------------------------------------------------------------------
   3.     SEC USE ONLY

 -------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS

                                 PF
 -------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
 -------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
--------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
   NUMBER OF
                                    64,000
     SHARES             --------------------------------------------------------
                        8.     SHARED VOTING POWER
  BENEFICIALLY
                                    0
    OWNED BY             -------------------------------------------------------
                        9.     SOLE DISPOSITIVE POWER
      EACH
                                    64,000
   REPORTING           ---------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
  PERSON WITH
                                    0
  ------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    64,000
 -------------------------------------------------------------------------------
  12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
 -------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    Less than 1%
 -------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                                    IN
 -------------------------------------------------------------------------------

CUSIP No. 171605108
          ---------                 13D

 -------------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                              Paige Averell Weber
 -------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
 -------------------------------------------------------------------------------
   3.     SEC USE ONLY

 -------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS

                                 PF
 -------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
 -------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
--------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
   NUMBER OF
                                    64,000
     SHARES             --------------------------------------------------------
                        8.     SHARED VOTING POWER
  BENEFICIALLY
                                    0
    OWNED BY             -------------------------------------------------------
                        9.     SOLE DISPOSITIVE POWER
      EACH
                                    64,000
   REPORTING           ---------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
  PERSON WITH
                                    0
  ------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    64,000
 -------------------------------------------------------------------------------
  12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
 -------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    Less than 1%
 -------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                                    IN
 -------------------------------------------------------------------------------

CUSIP No. 171605108
          ---------                 13D

 -------------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                Robert A. Rayne
 -------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
 -------------------------------------------------------------------------------
   3.     SEC USE ONLY

 -------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS

                                 OO
 -------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
 -------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United Kingdom
--------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
   NUMBER OF
                                    92,500
     SHARES             --------------------------------------------------------
                        8.     SHARED VOTING POWER
  BENEFICIALLY
                                    0
    OWNED BY             -------------------------------------------------------
                        9.     SOLE DISPOSITIVE POWER
      EACH
                                    92,500
   REPORTING           ---------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
  PERSON WITH
                                    0
  ------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    92,500
 -------------------------------------------------------------------------------
  12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
 -------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    Less than 1%
 -------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                                    IN
 -------------------------------------------------------------------------------

                                  SCHEDULE 13D

     This Amendment No. 2 on Schedule 13D (the "Schedule 13D") relating to the shares of Common Stock, $.01 par value per share (the "Common Stock") of Chyron Corporation, a New York corporation (the "Issuer"), is being filed jointly by London Merchant Securities plc, a public limited company organized under the laws of England and Wales ("LMS"), Lion Investments Limited, a private limited company organized under the laws of England and Wales ("Lion"), Westpool Investment Trust plc, a public limited company organized under the laws of England and Wales ("Westpool"), LMS Tiger Investments Limited, a private limited company organized under the laws of England and Wales ("Tiger"), LMS Capital Limited, a private limited company organized under the laws of England and Wales ("Capital"), The Weber Family Trust dated 1/6/89, a testamentary trust (the "Trust"), Eugene M. Weber, an individual ("Eugene Weber"), Angela G. Weber, an individual ("Angela G. Weber"), Angela S. Weber, an individual ("Angela S. Weber"), Paige Averell Weber, an individual ("Paige Weber"), and Robert A. Rayne, a director of LMS, Lion, Westpool, Tiger and Capital, and an individual ("Robert Rayne", and together with LMS, Lion, Westpool, Tiger, Capital, the Trust, Eugene Weber, Angela G. Weber, Angela S. Weber, and Paige Weber, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on August 4, 1995 (as amended, the "Statement").

Item 2. Identity and Background.

     Each of LMS, Lion, Westpool, Tiger, Capital and Robert Rayne has its or their principal business address at 33 Robert Adam Street, London W1U 3HR England.

     Each of the Trust, Eugene Weber, Angela G. Weber, Angela S. Weber and Paige Weber has its or their principal business address at 340 Pine Street, Suite 300, San Francisco, California, 94104.

     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     As of July 11, 2005, the Trust, Eugene Weber, Angela G. Weber, Angela S. Weber, Paige Weber and Robert Rayne, will cease to be members of the group as defined under Section 13 of the Securities Exchange Act of 1934, and all further filings with respect to securities of the Issuer, if required, shall be filed by them in their individual capacities. Reference is made to Exhibit 2 hereto.

Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds used by Westpool to acquire the shares reported in Item 5 of this Statement was $600,000. Westpool used its working capital to make such purchases.

     The aggregate amount of funds used by the Trust to acquire the shares reported in Item 5 of this Statement was $25,000. The Trust used its personal funds to make such purchases.

     The aggregate amount of funds used by Angela S. Weber to acquire the shares reported in Item 5 of this Statement was $12,500. Angela S. Weber used personal funds to make such purchases. The aggregate amount of funds used by Paige Weber to acquire the shares reported in Item 5 of this Statement was $12,500. Paige Weber used personal funds to make such purchases.

Item 4. Purpose of Transaction.

     Westpool, the Trust, Angela S. Weber and Paige Weber purchased additional securities, as reported in Item 5 of this Statement, in order to increase their equity interest in the Issuer.

Item 5. Interest in Securities of the Issuer.

     Lion currently owns 11,350 shares of Common Stock and debentures that permit it to acquire 370,284 shares of Common Stock at a conversion price of $0.65 per share. If these debentures are converted, Lion will be deemed to have beneficial ownership of an aggregate of 381,634 shares of Common Stock, representing beneficial ownership of less than 1% of the Common Stock outstanding of the Issuer. Lion received the foregoing 11,350 shares of Common Stock upon the exercise of Series A Warrants expiring December 31, 2004 (the "Series A Warrants") and Series B Warrants expiring December 31, 2004 (the "Series B Warrants"). On December 27, 2004, Lion exercised 3,018 Series A Warrants and 8,332 Series B Warrants for an aggregate of 11,350 shares of Common Stock of the Issuer.

     Westpool currently owns 3,024,069 shares of Common Stock of the Issuer, 3,000,000 of which were purchased pursuant to a private placement transaction effected on June 29, 2005 at a price of $0.20 per share. Westpool received 24,069 shares of Common Stock upon the exercise of 6,343 Series A Warrants and 17,726 Series B Warrants on December 27, 2004. Westpool also owns debentures that permit it to acquire 785,555 shares of Common Stock at a conversion price of $0.65 per share. If these debentures are converted, Westpool will be deemed to have beneficial ownership of an aggregate of 3,809,624 shares of Common Stock, representing beneficial ownership of approximately 9.2% of the Common Stock outstanding of the Issuer.

     Tiger currently owns 3,715,391 shares of Common Stock, representing approximately 9% beneficial ownership in the outstanding Common Stock of the Issuer.

     LMS, as the sole owner of Capital, which is the sole owner of Tiger, Westpool and Lion, currently owns 6,750,810 shares of Common Stock and debentures that permit it to acquire 1,155,839 shares of Common Stock at a conversion price of $0.65 per share. If these debentures are converted, LMS will be deemed to have beneficial ownership of an aggregate of 7,906,649 shares of Common Stock, representing approximately 19.1% beneficial ownership of the Common Stock outstanding of the Issuer. By virtue of their relationship, Capital may be deemed to share beneficial ownership of the shares owned by LMS.

     The Trust currently owns 229,298 shares of Common Stock of the Issuer, representing less than 1% beneficial ownership of the Common Stock outstanding of the Issuer. Of the foregoing shares, 104,298 shares of Common Stock were transferred from Eugene Weber and Angela G. Weber, and

125,000 shares of Common Stock of the Issuer were acquired pursuant to a private placement transaction effected on June 29, 2005 at a price of $0.20 per share.

     Eugene Weber currently holds 64,999 options to purchase Common Stock of the Issuer, representing less than 1% beneficial ownership in the outstanding Common Stock of the Issuer. Eugene Weber maintains custodial control over the Common Stock held in the accounts of Angela S. Weber and Paige Weber. Angela S. Weber currently owns 64,000 shares of Common Stock, representing less than 1% beneficial ownership in the outstanding Common Stock of the Issuer. Of the foregoing shares, 62,500 shares of Common Stock of the Issuer were acquired pursuant to a private placement transaction effected on June 29, 2005 at a price of $0.20 per share. Paige Weber currently owns 64,000 shares of Common Stock, representing less than 1% beneficial ownership in the outstanding Common Stock of the Issuer. Of the foregoing shares, 62,500 shares of Common Stock of the Issuer were acquired pursuant to a private placement transaction effected on June 29, 2005 at a price of $0.20 per share.

     Robert Rayne currently owns 92,500 shares of Common Stock, representing less than 1% beneficial ownership in the outstanding Common Stock of the Issuer.

     Lion, Westpool, Tiger, LMS, and Capital may be deemed to share the power to direct the voting of and disposition of the securities. Each of the Trust, Eugene Weber, Eugene Weber acting as custodian for Angela S. Weber and Paige Weber, and Robert Rayne has the sole power to direct the voting of and disposition of the securities.

     The forgoing beneficial ownership percentages are based upon the 41,343,349 shares of Common Stock outstanding as of March 31, 2005, according to information contained in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

     Each of Westpool, the Trust, Eugene Weber, on behalf of the custodial accounts of Angela S. Weber and Paige Weber, and other purchasers, entered into a letter Agreement dated June 29, 2005, for the purchase of unregistered shares of Common Stock of the Issuer from WPG Corporate Development Associates IV, L.L.C. Liquidating Trust and WPG Corporate Development Associates IV (Overseas), L.P. Liquidating Trust.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1. Joint Reporting Agreement dated as of July 11, 2005, by and among LMS, Lion, Westpool, Tiger, Capital, the Trust, Eugene Weber, Angela G. Weber, Angela S. Weber, Paige Weber and Robert Rayne.

     Exhibit 2.     Notice of Dissolution of Group dated as of July 11, 2005.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2005

                                         LONDON MERCHANT SECURITIES PLC


                                         By:  /s/ Martin Pexton
                                              ---------------------------------
                                              Name:  Martin Pexton
                                              Title: Director


                                         LION INVESTMENTS LIMITED


                                         By:  /s/ Martin Pexton
                                              ---------------------------------
                                              Name:  Martin Pexton
                                              Title: Director


                                         WESTPOOL INVESTMENT TRUST PLC


                                         By:  /s/ Martin Pexton
                                              ---------------------------------
                                              Name:  Martin Pexton
                                              Title: Director


                                         LMS TIGER INVESTMENTS LIMITED


                                         By:  /s/ Martin Pexton
                                              ---------------------------------
                                              Name:  Martin Pexton
                                              Title: Director


                                         LMS CAPITAL LIMITED


                                         By:  /s/ Martin Pexton
                                              ---------------------------------
                                              Name:  Martin Pexton
                                              Title: Director


                                         THE WEBER FAMILY TRUST DATED 1/6/89


                                         By:  /s/ Eugene M. Weber
                                              ---------------------------------
                                              Name:  Eugene M. Weber
                                              Title: Trustee

                                         EUGENE M. WEBER

                                          /s/ Eugene M. Weber
                                         --------------------------------------


                                         ANGELA G. WEBER

                                          /s/ Angela G. Weber
                                         --------------------------------------


                                         ANGELA S. WEBER

                                          /s/ Eugene M. Weber
                                         --------------------------------------
                                         By: Eugene M. Weber, as Custodian


                                         PAIGE WEBER

                                          /s/ Eugene M. Weber
                                         --------------------------------------
                                         By: Eugene M. Weber, as Custodian


                                         ROBERT A. RAYNE

                                          /s/ Robert A. Rayne
                                         --------------------------------------